Exhibit 99.2

ORDINARY SHAREHOLDERS’ MEETING

CORPBANCA

By order of the Board of Directors, an Ordinary Shareholders’ Meeting will be held on February 25, 2010, at 10:00 a.m., at the offices of the Bank located at Rosario Norte 660, 24th floor, Las Condes, Santiago, for the purpose of submitting to the shareholders’ consideration those matters of their competence, and specially, the following:

1.	Approval of the Annual Report, Financial Statements and notes thereto and report of the external auditors, regarding the fiscal year beginning January 1 and ended December 31, 2009.

2.	Appointment of external auditors for fiscal year 2010.

3.	Establishment and approval of the compensation of the Board of Directors.

4.	Presentation on operations covered by Article 146 of Law Nº18,046.

5.	Determination of the Board proposal to distribute 100% of the net income for the year ended December 31, 2009, which amounted to Ch$85,108,675,320, which would be distributed as a dividend among the holders of the aggregate amount of shares of CorpBanca equal to 226,909,290,577 shares, which will be reduced by the number of shares not sold at the termination of the second preferred offering period previously disclosed, wherein 66,459,481 shares were offered. If approved, the dividend will be paid at the end of the Shareholder’s Meeting to those shareholders of record listed in the Shareholder’s Registry five business days prior the payment date.

6.	As a result of the recent financial reporting changes due to the implementation of International Financial Accounting Standards (IFRS) in Chile, determination of the dividend policy proposed by the Board on maintaining the distribution of at least 50% of each fiscal year net income, calculated as total net income for the period (discounting an amount, prior to the application of IFRS, for currency correction) less an amount which maintains capital and reserves constant in real terms.

7.	Determination of the compensation and budget of the Directors Committee and report on its activities.

8.	Determination of the compensation and budget of the Audit Committee and report on its activities.

9.	Determination on the newspaper for legal publications.

Pursuant to Article 49 N°12 of the General Banking Law, it is hereby announced that the Balance Sheet and Statement of Income for the fiscal year 2009, were published in the Diario Financiero on February 9, 2010, and are available at www.bancocorpbanca.cl.

The Annual Report, Financial Statements and notes thereto and report of the external auditors, regarding the fiscal year beginning January 1 and ended December 31, 2009 are also available on CorpBanca’s website.

Chairman of the Board

PARTICIPANTS

Only the holders of CorpBanca shares who are record shareholders in the Bank’s Shareholders’ Registry as of the fifth business day prior to the scheduled date of the Shareholder’s Meeting will be allowed to attend the meeting.

ACCREDITATION OF PROXIES

The accreditation of proxies will take place on the date of the Shareholder’s Meeting between 8:45 and 10:00 a.m.

Chief Executive Officer